[redacted]

NEWALTA

08005685

SEC
Mail Processing
Section

OCT 27 2008

Washington, DC
101

October 14, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated October 6, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

PROCESSED
NOV 06 2008
THOMSON REUTERS

TBW/vz
Encl.

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Announces Retirement and Appointment of Board Chair

CALGARY, Alberta, Canada, October 6, 2008 – Newalta Income Fund ("Newalta") (TSX:NAL.UN) announced today that Mr. Clayton Riddell has retired as Chair of the Board of Trustees of Newalta and Chair of the Board of Directors of Newalta Corporation. Mr. Riddell will remain a trustee of Newalta and a director of Newalta Corporation until the next annual meeting of the unitholders of Newalta which is anticipated to be held in May 2009.

Mr. Barry Stewart replaces Mr. Riddell as Chair of the Board of Trustees of Newalta and Chair of the Board of Directors of Newalta Corporation. Mr. Stewart is a former Executive Vice President of Suncor Energy Inc. and has been a member of Newalta's Boards since 2002.

"Clay has been a director of Newalta for 20 years and his vision, leadership and business acumen have contributed directly to our success," said Al Cadotte, President and CEO of Newalta.

Newalta Income Fund is Canada's largest industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Executive Director, Investor Relations
Phone: (403) 806-7019

END